1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 17, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$2.00

Hsinchu, Taiwan, R.O.C., Oct 17, 2013 –TSMC today announced consolidated revenue of NT$162.58 billion, net income of NT$51.95 billion, and diluted earnings per share of NT$2.00 (US$0.34 per ADR unit) for the third quarter ended September 30, 2013.

Year-over-year, third quarter revenue increased 14.9% while net income and diluted EPS both increased 5.2%. Compared to second quarter of 2013, third quarter of 2013 results represent a 4.3% increase in revenue, and a 0.3% increase in net income. The results included a NT$1.35 billion write-off of investment in Stion which reduced the third quarter EPS by NT$0.05. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue increased 4.1% from the previous quarter and increased 14.8% year-over-year.

Gross margin for the quarter was 48.5%, operating margin was 36.7%, and net profit margin was 32%.

Shipments of 28-nanometer process technology reached 32% of total wafer revenues. 40/45-nanometer accounted for 20% of total wafer revenues. Advanced technologies, defined as 40/45-nanometers and more advanced technologies, accounted for 52% of total wafer revenues.

“TSMC again set new records in both revenue and net income in the third quarter, thanks to our leadership in advanced technologies,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “While we continue to make strides in technology progression, we expect our fourth quarter to be impacted by softer demand for certain high-end mobile devices and the inventory correction resulting from such softer demand. Based on our current business outlook and exchange rate assumption of 1 US dollar to 29.5 NT dollars, management expects overall performance for fourth quarter 2013 to be as follows:”

•	Revenue is expected to be between NT$144 billion and NT$147 billion;

•	Gross profit margin is expected to be between 44 % and 46%;

•	Operating profit margin is expected to be between 32% and 34%.

TSMC’s 2013 third quarter consolidated results :

(Unit: NT$ million, except for EPS)

	3Q13 Amount[a]		3Q12 Amount[b]		YoY Inc. (Dec.) %	2Q13 Amount		QoQ Inc. (Dec.) %
Net sales	162,577		141,499		14.9	155,886		4.3
Gross profit	78,891		69,165		14.1	76,422		3.2
Income from operations	59,618		52,798		12.9	57,629		3.5
Income before tax	59,349		53,762		10.4	60,017		(1.1)
Net income	51,952		49,380		5.2	51,808		0.3
EPS (NT$)	2.00	[c]	1.90	[d]	5.2	2.00	[c]	0.3

a:	2013 third quarter figures have not been approved by Board of Directors
b:	3Q 2012 figures were prepared in accordance with TIFRS
c:	Based on 25,929 million weighted average outstanding shares
d:	Based on 25,927 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com